UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2003

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes  [  ]          No [X]

Standard & Poor’s decision to lower Fiat’s rating did not surprise us though it naturally displeased us a lot.

We believe the industrial actions currently underway and the financial operations, including the planned divestitures, will lead to a significant improvement of the company’s financial position. We are therefore confident the rating agencies will raise their ratings in a relatively short period of time.

Today’s downgrade will not have any impact on outstanding credit lines, as they are not connected to the rating.

Turin, March 5, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 5, 2003

FIAT S.p.A.

	BY:	/s/ James J. Kennedy James J. Kennedy Power of Attorney